U. S. Securities and Exchange Commission
                          Washington, D. C. 20549


                                  FORM 3

          INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES



Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.


1.   Name and Address of Reporting Person
          J. Steven Person
          407 N. Big Spring Street
          Midland, TX 79701

2.   Date of Event Requiring Statement
          February 14, 1997

3.   IRS or Social Security Number of Reporting Person
          ###-##-####

4.   Issuer Name and Ticker or Trading Symbol
          Southwest Oil & Gas Income Fund IX-A, L.P.

5.   Relationship of Reporting Person to Issuer
          Southwest Royalties, Inc. as Managing General Partner, of which reporting person is an officer.

6.   If Amendment, Date of Original
          N/A


PAGE

                                  TABLE I


1.   Title of Security
          Limited partnership interest


2.   Amount of Securities Beneficially Owned
          178.00 Units

3.   Ownership Form
          I

4.   Nature of Indirect Beneficial Ownership
          Southwest Royalties, Inc. as Managing General Partner, of which reporting person is an officer.




Date: March 4, 1997                /s/ J. Steven Person
                                   --------------------------------------
                                   J. Steven Person, Vice President
                                   of Marketing of Southwest Royalties,
                                   Inc., the Managing General Partner